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                                                            Pursuant to Rule 425
                                            under the Securities Act of 1933 and
                                    deemed filed pursuant to Rule 14d-2(b) under
                                             the Securities Exchange Act of 1934

                                         Filing Person: Network Associates, Inc.
                                         Subject Company: McAfee.com Corporation
                                 Subject Company's Commission File No.: 00-28247

                                                      Filing Date: July 15, 2002


On Saturday, July 13, 2002, George Samenuk, Chairman and CEO of Networks Associates, Inc. sent the following message via electronic mail to Frank Gill and Richard Schell, the members of the special committee of the McAfee.com board of directors:

      This is to confirm our discussion yesterday that we are prepared to raise our offer to 0.85 of a share of NET for each share of McAfee.com Class A Stock assuming we receive assurances from the McAfee Special Committee that it will favorably recommend the amended offer and that the McAfee.com Board or Special Committee take no action that would cause the offer conditions to fail....
      (e.g., adoption of a poison pill).


                             Additional Information

     In connection with the exchange offer, Network Associates, Inc. has filed an exchange offer prospectus and a registration statement on Form S-4 with the Securities and Exchange Commission. INVESTORS AND STOCKHOLDERS ARE ADVISED TO READ THESE AND ALL RELATED DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION RELATING TO THE EXCHANGE OFFER. Investors and stockholders may obtain a free copy of the exchange offer prospectus, the registration statement and related documents from the Securities and Exchange Commission's web site at http://www.sec.gov. Free copies of these documents may also be obtained from Network Associates by directing a request to the information agent, D.F. King & Co., Inc., 77 Water Street, New York, NY 10005, 1-888-549-6476.